Filed by Andrew Corporation
Pursuant to Rule 425 under the Securities Act of 1933
And Deemed Filed pursuant to Rule 14a-12
Under the Securities Act of 1934
Subject Company: Andrew Corporation
Commission File No. 001-14617
The following was posted on an internal Andrew website for employees to answer employee questions about the proposed merger between Andrew and ADC.
ANDREW EMPLOYEES’ FREQUENTLY ASKED QUESTIONS
ABOUT THE PROPOSED MERGER WITH ADC
Since the May 31 announcement of Andrew’s planned merger with ADC, employees around the world have asked their managers numerous questions regarding the agreement. We will post answers to many of the questions on this site. Check back often, as additional questions and answers will be added on a regular basis. Do you have a question about the proposed merger? Please ask your manager, or send it to intquestions@andrew.com.
1. What is the culture like at ADC?
A: We believe ADC and Andrew are extremely well matched. For example, The ADC Way, ADC’s fundamental values statement, includes key words like customer, quality, innovation, teamwork, and integrity. These values are viewed as critical success factors throughout Andrew’s management team as well, making the combination a good cultural match for both companies.
Like ADC, Andrew’s reputation for ethical, moral and legal business conduct is one of its most valuable assets. We built our reputation similar to ADC’s – by conducting business with honesty and integrity.
Both companies have been in business for over 70 years. Over that time the companies have grown to become world leaders in their respective market segments: ADC in wireline connectivity and Andrew in wireless solutions. Combining the two companies creates a portfolio of products, systems and services unmatched by any other company in the world.
Over these 70 years the cultures at Andrew and ADC developed in a similar fashion. Employees at both companies take great pride in their work, their company, and themselves. Both companies have a foundation of open communications and high ethical standards.

2. Is ADC on SAP?
A: Yes. Both companies use the same version of SAP.
3. ADC is an acronym of what?
A: ADC used to be the shortened version of Audio Development Company, a Minnesota company founded in 1935 to manufacture hearing-testing devices. In 1953, it changed its name to ADC Magnetic Controls, and its business to transformers and power supplies for computer equipment. In the early 1980s, it sold this business to power-supply company Onan (now a part of Indiana-based Cummins), shifted to a new industry, and changed its name again to ADC Telecommunications.
4. Is ADC a union company?
A: Not in the U.S., but it is believed they have unions in some international locations.
5. Was the merger initiated by ADC or Andrew?
A: In the normal course of planning and implementing our long-term strategies, we have evaluated numerous potential combinations that make the most sense for Andrew and its employees and shareholders. For quite some time, both ADC and Andrew had considered each other to be an ideal partner and occasional discussions were held to explore possible combinations. Recently, the management and boards of directors of both companies believed that the strategic combination of merging ADC and Andrew was the correct way for both companies to move forward at this time.
6. What is a “non-executive” chairman?
A: The chairman of a company’s board of directors is considered non-executive if he or she is not in an operating position with the company.
7. What will Andrew shareholders receive for their stock as part of the merger deal?
A: Andrew stock will be exchanged into ADC stock at a ratio of 0.57 shares of ADC for each Andrew share owned.
8. Can another company or companies make competing bids for Andrew?
A: It is possible, but we believe this merger with ADC is the best for our company.
9. What will happen to the ASAF scholarships?
A: All scholarships previously awarded by the Aileen S. Andrew Foundation to children of employees will be honored.

10. Do we still need to participate in the learning map workshops?
A: Yes, learning map workshops continue as planned.
11. Do we need to change the brand of cable products from Andrew to ADC Andrew?
A: Nothing changes at this time. Until the merger agreement is closed, it is business as usual at Andrew.
12. Do we need to change the products catalogue?
A: Not at this time. After the merger is complete, the combined companies will determine how best to present our products to customers.
13. Do we need to use the new name and new company introduction on recruitment advertisements immediately?
A: No. Nothing changes until the merger is complete.
14. Will shareholders vote on the merger deal?
A: Yes, a majority of shareholders of both companies are required to approve the merger before it can become official. We expect the shareholder vote to occur sometime in the four to six months after the merger announcement. Official notification and proxy materials will be sent to each shareholder in advance.
15. Will “ANDW” be delisted from the stock market?
A: Andrew continues to trade on the NASDAQ stock market under the ticker symbol of ANDW. After the merger is approved and closed, the newly combined companies will trade on NASDAQ under ADC’s current ticker symbol of ADCT.
16. Where does the money from the sale go? Do we stockholders get it?
A: ADC is purchasing Andrew by using its stock instead of cash. As a result, each Andrew shareowner will receive .57 shares of ADC in return for every share of Andrew stock owned.
17. How long has their CEO been with ADC?
A: Robert E. Switz joined ADC in 1994 as chief financial officer and has been chief executive officer since August 2003.

18. Will the restructure of John DeSana’s group happen before or after the merger?
A: No major changes currently are planned to occur prior to the closing.
19. Did we make a bad decision in moving corporate headquarters to Westchester?
A: The relocation of headquarters was the right business decision at the time. It happened as part of the sale of our Orland Park property to a developer. The decision to move, and the transaction that triggered the relocation, occurred well before ADC and Andrew had entered serious discussions about merging.
20. Should we consult with ADC prior to signing any contracts?
A: Contracts in the ordinary course of business will not be reviewed with ADC. As usual, all contracts should be reviewed by Andrew’s Legal Department before signing.
Safe Harbor for Forward Looking Statements
This material contains statements regarding the proposed transaction between ADC and Andrew, the expected timetable for completing the transaction, benefits and synergies of the proposed transaction and other statements about the future expectations, beliefs, goals, plans or prospects of the management of each of ADC and Andrew. These statements are based on current expectations, estimates, forecasts and projections and management assumptions about the future performance of each of ADC and Andrew and the combined company, as well as the businesses and markets in which they do and are expected to operate. These statements constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Words such as “expects,” “believes,” “estimates,” “anticipates,” “targets,” “goals,” “projects,” “intends,” “plans,” “seeks,” and variations of such words and similar expressions are intended to identify such forward-looking statements which are not statements of historical fact. These forward-looking statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to assess. Actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Factors that may cause actual outcomes to differ from what is expressed or forecasted in these forward-looking statements, include, among other things: the ability to consummate the proposed transaction; difficulties and delays in obtaining regulatory approvals for the proposed transaction; difficulties and delays in achieving synergies and cost savings; potential difficulties in meeting conditions set forth in the definitive merger agreement; fluctuations in the telecommunications market; the pricing, cost and other risks inherent in long-term sales agreements; exposure to the credit risk of customers; reliance on contract manufacturers and other vendors to provide goods and services needed to operate the businesses of ADC and Andrew; fluctuations in commodity prices; the social, political and economic risks of the respective global operations of ADC and Andrew; the costs and risks associated with pension and postretirement benefit obligations; the complexity of products sold; changes to existing regulations or technical standards; existing and future litigation; difficulties and costs in protecting intellectual property rights and exposure to infringement claims by others; and compliance with environmental, health and safety laws. For a more complete list and description of such risks and uncertainties, refer to ADC’s Form 10-K for the year ended October 31, 2005 and Andrew’s Form 10-K for the year ended September 30, 2005 as well as other filings made by ADC and Andrew with the United States Securities and Exchange Commission (the SEC). Except as required under the US federal securities laws and the rules and regulations of the SEC, ADC and Andrew disclaim any intention or obligation to update any forward-looking statements after the distribution of this press release, whether as a result of new information, future events, developments, changes in assumptions or otherwise.
Additional Information and Where to Find It
In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. SHAREHOLDERS OF ADC AND STOCKHOLDERS OF ANDREW ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/ PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER. The final joint proxy statement/prospectus will be mailed to shareholders of ADC and stockholders of Andrew. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, www.sec.gov. Investors and security holders may also obtain the documents free of charge from Investor Relations at ADC by writing Investor Relations, ADC Telecommunications, Inc., P.O. Box 1101, Minneapolis, Minnesota 55440-1101; or calling 952-917-0991; or at www.adc.com/investorrelations/financialinformation/secfilings/. Investors and security holders may also obtain the documents free of charge from Investor Relations at Andrew by writing Investor Relations, Andrew Corporation, Westchester, Illinois 60154; or calling 800-232-6767; or at www.andrew.com/investors/sec
Participants in Solicitation
ADC, Andrew and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the merger. Information concerning ADC’s participants is set forth in the proxy statement dated, January 24, 2006, for ADC’s 2006 annual meeting of shareholders as filed with the SEC on Schedule 14A. Information concerning Andrew’s participants is set forth in the proxy statement, dated December 30, 2005, for Andrew’s 2006 annual meeting of stockholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of participants of ADC and Andrew in the solicitation of proxies in respect of the merger will be included in the registration statement and joint proxy statement/prospectus to be filed with the SEC.